Exhibit 1.5
CDC Corporation announces leadership changes
as part of strategic review and restructuring plan
Hong Kong, August 30, 2005 — CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced several executive management team changes as part of the company’s recently announced strategic review and restructuring efforts.
Mr. Steven Chan, the company’s current General Counsel and Company Secretary, has been appointed as the Acting Chief Executive Officer effective immediately. Dr. Raymond Ch’ien has decided to resign from the Chief Executive Officer role but will continue to serve on the Board of Directors as its Chairman.
Mr. Clough, Chairman of the Executive Committee of the Board of Directors of CDC Corporation, stated, “The Board would like to thank Raymond for leading the company since he stepped into the role during a challenging time as a result of our former Chief Executive Officer’s medical leave of absence. He has successfully guided the company through the completion of the acquisition of Ross Systems, the creation of the CDC Software group and its emergence as a leading global mid-market enterprise software provider. We will continue to expand on initiatives led by Raymond and we are grateful that he will continue to build on those contributions as Chairman of our Board.”
The Board of Directors has expanded the membership and scope of its Executive Committee which now consists of a majority of the Board plus Mr. Chan, with Board member Mr. John Clough serving as Chairman, to advise Mr. Chan on a range of strategic and operational issues.
Mr. Chan brings a wealth of knowledge and experience regarding the company to his new role. He has a demonstrated ability to succeed under demanding and challenging circumstances, such as playing a key role in the company’s acquisition and investment projects, including the purchase of Ross Systems, Pivotal Corporation and its various China-based mobile businesses as well as its investment in 17game, its online game business in China. The net effect of these initiatives has been to transform the company into a global company focused on enterprise software and mobile services and applications. His familiarity with the key operating units will serve the company well during this period. Prior to joining the company, Mr. Chan had practiced law with several leading US-international law firms principally in their New York offices.
Mr. Clough continued, “Steven has a broad understanding of the issues facing the company. He has been a member of the senior management team for more than four years, and we are confident he can shepherd the company through its growth and consolidation phase during this transition period.”
“As part of its strategic review, the company is embarking on a broad restructuring program which we believe will lead to significant long-term positive benefits for our customers, shareholders and employees,” said Mr.

Steven Chan, Acting Chief Executive Officer. “I thank Raymond and the Board of Directors for entrusting this role to me during this critical time, and pledge to do my utmost to execute and help our capable management team and employees to achieve these initiatives to improve the company’s long term fundamentals.”
In addition, the company also announced the resignation of Mr. Keith Oliver, the company’s Chief Financial Officer, effective as of October 31, 2005. Mr. Oliver will continue to work with the company during this transition period.
“Keith has guided the company through a year of acquisitions and consolidations and we thank him for his dedicated service and contributions to the company,” said Mr. Chan, Acting Chief Executive Officer.
A Search Committee has been established by the Board of Directors to identify permanent replacements.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.
For more information about CDC Corporation, please visit the website www.cdccorporation.net.
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of the various management appointments at the company. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations	Investor Relations
Anne Yu	Craig Celek
Tel : (852) 2237 7020	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
media@cdccorporation.net	craig.celek@cdccorporation.net

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